UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

MARINUS PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

MATADOR SUBSIDIARY, INC.
a direct wholly-owned subsidiary of

IMMEDICA PHARMA AB
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value
(Title of Class of Securities)

56854Q200
(CUSIP Number of Class of Securities)

Nina Fleck
General Counsel & Compliance Officer
Immedica Pharma AB
Solnavägen 3H
113 63 Stockholm
Sweden
Telephone: +46 (0) 8 533 39 500
(Name, Address, and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Wim De Vlieger
Ryan A. Murr
Branden C. Berns
Gibson, Dunn & Crutcher LLP
One Embarcadero Center, Suite 2600
San Francisco, CA 94111
Telephone: +1 (415) 393-8200

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒          third-party tender offer subject to Rule 14d-1.

☐          issuer tender offer subject to Rule 13e-4.

☐          going-private transaction subject to Rule 13e-3.

☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐          Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐          Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed under cover of Schedule TO on January 8, 2025 (the “Schedule TO”), by Matador Subsidiary, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Immedica Pharma AB, a corporation organized and existing under the laws of Sweden (“Parent”). This Amendment relates to the offer (the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Marinus Pharmaceuticals, Inc., a Delaware corporation (“Marinus”), at a price of $0.55 per Share, net to the seller in cash, without interest thereon and subject to any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to the Schedule TO as exhibits (a)(1)(A) and (a)(1)(B), respectively. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 29, 2024, among Marinus, Parent and Purchaser, a copy of which is filed as Exhibit (d)(1) to the Schedule TO.

Except as otherwise set forth in this Amendment, all terms of the Offer and all other disclosures set forth in the Schedule TO and the Exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Offer to Purchase.

Item 11. Additional Information.

The disclosure in the Offer to Purchase in Section 15—“Certain Legal Matters” and Item 11 of the Schedule TO, to the extent such Item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented to incorporate by reference the information set forth under Item 8 of the Schedule 14D-9/A filed by Marinus on January 29, 2025.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2025

IMMEDICA PHARMA AB

By	/s/ Anders Edvell
	Name:	Anders Edvell
	Title:	Chief Executive Officer

MATADOR SUBSIDIARY, INC.

By	/s/ Anders Edvell
	Name:	Anders Edvell
	Title:	Chief Executive Officer

[Signature Page to Schedule TO/A]